UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              Transtexas Gas Corp.
                                (Name of Issuer)

                              Class A Common Stock
                          Senior Preferred (New) Stock
                         (Title of Class of Securities)

        Class A Common Stock-893895201 / Senior Preferred Stock-893895607
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                            and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 16, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                  SCHEDULE 13D

CUSIP No. Class A Common Stock-893895201 / Senior Preferred Stock-893895607

1        NAME OF REPORTING PERSON
                  High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                   //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                  Common Stock 20,604,424/ Preferred Stock 56,374,872

         8        SHARED VOTING POWER
                           0

         9        SOLE DISPOSITIVE POWER
                  Common Stock 20,604,424/Preferred Stock 56,374,872

         10       SHARED DISPOSITIVE POWER
                           0

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Common Stock 20,604,424/Preferred Stock 56,374,872

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                        //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Common Stock 32.47% / Preferred Stock 33.01%

14       TYPE OF REPORTING PERSON*
                           PN

                                  SCHEDULE 13D

CUSIP No. Class A Common Stock-893895201 / Senior Preferred Stock-893895607

1        NAME OF REPORTING PERSON
                  Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                  Common Stock 20,604,424/Preferred Stock 56,374,872

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                  Common Stock 20,604,424/Preferred Stock 56,374,872

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Common Stock 20,604,424/Preferred Stock 56,374,872

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    Common Stock 32.47% / Preferred Stock 33.01%

14       TYPE OF REPORTING PERSON*
                  CO

                                  SCHEDULE 13D

CUSIP No. Class A Common Stock-893895201 / Senior Preferred Stock-893895607

1        NAME OF REPORTING PERSON
                  Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) / /
                                                                      (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS*
                  OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                   //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

         7        SOLE VOTING POWER
                           0

         8        SHARED VOTING POWER
                  Common Stock 20,604,424/Preferred Stock 56,374,872

         9        SOLE DISPOSITIVE POWER
                           0

         10       SHARED DISPOSITIVE POWER
                  Common Stock 20,604,424/Preferred Stock 56,374,872

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  Common Stock 20,604,424/Preferred Stock 56,374,872

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  Common Stock 32.47% / Preferred Stock 33.01%

14       TYPE OF REPORTING PERSON*
                  IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

     This statement constitutes Amendment No. 1 to the Schedule 13D previously filed.

     As used herein, the term "Registrants" shall include Carl C. Icahn, High River Limited Partnership, a Delaware limited partnership ("High River") and Barberry Corp., a Delaware corporation ("Barberry").

Item 2.  Identity and Background

     Item 2 is hereby amended by the addition of the following:

     The principal business address and the address of the principal office of Barberry is 100 South Bedford Road, Mount Kisco, New York 10549. Barberry is the general partner of High River and is primarily engaged in the business of investing in securities. Barberry is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Barberry.

     No executive officer of Barberry, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration

         Item 3 is hereby amended by the addition of the following:

     Registrants acquired the Shares as a result of a mandatory conversion of the Preferred Shares and the accrual of pay-in kind dividends on the Preferred Shares, in each case, as described more fully in Item 5.

Item 5.  Interests in Securities of the Issuer

     (a) As a result of (i) pay-in-kind dividends accruing on the Preferred Shares and (ii) the mandatory conversion with respect to the Preferred Shares, effective September 16, 2002, pursuant to which each two Preferred Shares was converted into one new Preferred Share and approximately .35964127 Common Shares in accordance with the terms of the certificate of designation for the Preferred Shares, Registrants may be deemed to beneficially own, in the aggregate, (x) 20,604,424 Common Shares representing approximately 32.47% of the Issuer's outstanding Common Shares (based upon the 63,448,832 Common Shares stated to be outstanding by the Issuer on a pro forma basis following the mandatory conversion referred to above) and (y) 56,374,872 Preferred Shares representing approximately 33.01% of the Issuer's outstanding Preferred Shares (based upon the 170,763,488 Preferred Shares stated to be outstanding by the Issuer on a pro forma basis following the mandatory conversion referred to above).

     (b) High River has sole voting power and sole dispositive power with regard to the Shares referred to in (a) above. Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares that High River directly beneficially owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) On September 16, 2002, each two Preferred Shares beneficially owned by High River were mandatorily converted into one new Preferred Share and approximately .35964127 Common Shares in accordance with the terms of the certificate of designation for the Preferred Shares.


     Item 7. Material to be Filed as Exhibits

     1. Joint Filing Agreement of the Registrants




                                    SIGNATURE


     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2002


HIGH RIVER LIMITED PARTNERSHIP

By:      Barberry Corp.,
         General Partner


         By:      /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory



BARBERRY CORP.

By:      /s/ Edward E. Mattner
         Name: Edward E. Mattner
         Title: Authorized Signatory


/s/ Carl C. Icahn
Carl C. Icahn


 [Amendment No.1 to Transtexas 13D to reflect mandatory conversion of preferred into preferred and common]


                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to Class A Common Stock, par value $0.01 per share and Series A Senior Preferred Stock, par value $1.00 per share of Transtexas Gas Corp., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 30th day of September, 2002.



HIGH RIVER LIMITED PARTNERSHIP

         By:      Barberry Corp.,
                  General Partner


                  By:      /s/ Edward E. Mattner
                           Name: Edward E. Mattner
                           Title: Authorized Signatory



BARBERRY CORP.



          By:     /s/ Edward E. Mattner
                  Name: Edward E. Mattner
                  Title: Authorized Signatory



/s/ Carl C. Icahn
Carl C. Icahn






     [Joint Filing Agreement for Amendment No.1 to Transtexas 13D to reflect mandatory conversion of preferred into preferred and common]